UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of June 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

Nasdaq Grant of Second 180-Day Grace Period to Regain Compliance with Bid
Price Requirement
BloomZ, Inc. the Company hereby reports that on June 5, 2025, the Company received a letter from the Nasdaq Listing Qualifications Staff granting the Company a second 180 calendar day period, or until December 1, 2025, to regain compliance with the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(ii).
The Company was initially notified on December 2, 2024, that it did not meet the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), and was provided 180 calendar days, or until June 2, 2025, to regain compliance. As the Company was not able to regain compliance during the first compliance period, the Staff has determined that the Company is eligible for an additional
 180-day period to regain compliance.
To qualify for this additional period, the Company satisfied the continued listing requirements for market value of publicly held shares and all other initial listing criteria for The Nasdaq Capital Market, except for the bid price requirement. In addition, the Company provided Nasdaq with written notice of its intention to regain compliance by effecting a reverse stock split, if necessary.
If at any time before December 1, 2025, the closing bid price of the Company common stock is at least $1.00 per share for a minimum of ten consecutive business days, the Company will be deemed to have regained compliance.
If the Company fails to regain compliance by that date, the Company will receive written notice that its securities will be subject to delisting, at which point it will have the right to appeal the decision to a Nasdaq Hearings Panel.
The Company intends to actively monitor its bid price and will consider all available options to regain compliance with the Nasdaq Listing Rules.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BloomZ Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: June 5, 2025